Exhibit 16.1
October 30, 2024

Securities and Exchange Commission
Washington, D.C.20549

Ladies and Gentlemen:

We are currently principal accountants for Concentrix Corporation and, under the date of January 29, 2024, we reported on the consolidated financial statements of Concentrix Corporation as of and for the fiscal years ended November 30, 2023 and 2022, and the effectiveness of internal control over financial reporting as of November 30, 2023. On October 28, 2024, we were notified that we will be dismissed upon completion of the audit of Concentrix Corporation’s consolidated financial statements as of and for the fiscal year ended November 30, 2024, the effectiveness of internal control over financial reporting as of November 30, 2024, and the issuance of our report thereon.

We have read Concentrix Corporation’s statements included under Item 4.01 of its Form 8-K dated October 30, 2024, and we agree with such statements, except that we are not in a position to agree or disagree with Concentrix Corporation’s statements that several firms were invited to participate in a competitive bid process, the Audit Committee selected EY, and that EY’s selection is subject to its standard client acceptance procedures and the execution of an engagement letter. We are also not in a position to agree or disagree with any of Concentrix Corporation’s statements in the last paragraph relating to the Company not having consulted with Ernst & Young LLP during the periods indicated.

Very truly yours,

/s/ KPMG LLP